UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BRE SELECT HOTELS CORP

(Name of Subject Company)

BRE SELECT HOTELS HOLDINGS LP

BRE SELECT HOTELS CORP

(Name of Filing Persons)

7% Series A Cumulative Redeemable Preferred Stock, $0.0001 Par Value Per Share	05578K 205
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Brian Kim

Chief Financial Officer, Vice President and Managing Director

BRE Select Hotels Holdings LP

c/o Blackstone Real Estate Partners VII L.P.

345 Park Avenue

New York, New York 10154

(212) 583-5000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Brian M. Stadler

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017-3954

(212) 455-2000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$116,439,418	$15,883

(1)	Estimated solely for the purpose of calculating the amount of the filing fee based upon the product of (i) the offered purchase price of $1.20 per share of BRE Select Hotel Corp’s 7% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share (the “Preferred Shares”), and (ii) 97,032,848 Preferred Shares (the aggregate number of outstanding Preferred Shares as of July 15, 2013).
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013 issued by the Securities and Exchange Commission on August 31, 2012, equals $136.40 per $1,000,000 of the aggregate value of the transaction. The value of the transaction set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $15,883	Filing Party: BRE Select Hotels Holdings LP
Form or Registration Number: Schedule TO (No. 005-87542)	Date Filed: July 15, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2013 (the “Original Tender Offer Statement” and, together with this Amendment No. 1, the “Tender Offer Statement”) relating to the offer (the “Offer”) by BRE Select Hotels Holdings LP, a Delaware limited partnership and an affiliate of the issuer (“BRE Holdings”), to purchase all of the outstanding shares of 7% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share (the “Preferred Shares”), of BRE Select Hotels Corp, a Delaware corporation (the “Company”), pursuant to the terms and subject to the conditions described in the Offer to Purchase, dated July 15, 2013 (the “Offer to Purchase”), filed as Exhibit (a)(1)(A) to the Original Tender Offer Statement and the related letters of transmittal (the “Letters of Transmittal”), filed as Exhibits (a)(1)(B) and (a)(1)(C) to the Original Tender Offer Statement. This Amendment No. 1 adds the Company as a filing person.

This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. This Amendment No. 1 should be read in conjunction with the Original Tender Offer Statement and the related offering materials, as the same may be further amended or supplemented hereafter and filed with the SEC.

Item 3.	Identity and Background of Filing Persons.

Item 3 of the Original Tender Offer Statement is hereby amended and supplemented by the information below:

(a) Name and Address. BRE Selects Hotel Corp, the subject company, is also a filing person. The address of its principal executive office is c/o Blackstone Real Estate Partners VII L.P., 345 Park Avenue, New York, New York 10154, and its telephone number is (212) 583-5000.

The Company’s executive officers and directors are William Stein (Director and Chief Executive Officer and Senior Managing Director), A.J. Agarwal (Director and President and Senior Managing Director), Tyler Henritze (Director and Secretary, Vice President and Senior Managing Director) and Brian Kim (Director and Chief Financial Officer, Vice President and Managing Director). The address of each of the Company’s executive officers and directors is c/o Blackstone Real Estate Partners VII L.P., 345 Park Avenue, New York, New York 10154.

Item 8.	Interest in Securities of the Subject Company.

Item 8 of the Original Tender Offer Statement is hereby amended and supplemented by the information below:

(a) Securities Ownership. None of the Company or any of its associates or majority-owned subsidiaries owns, beneficially or of record, any Preferred Shares. In addition, to the Company’s knowledge, none of the Company’s executive officers or directors or any of their respective associates owns, beneficially or of record, any Preferred Shares.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated July 15, 2013*

(a)(1)(B)	Form of Letter of Transmittal for Registered Holders*

(a)(1)(C)	Form of Letter of Transmittal for Beneficial Holders*

(a)(1)(D)	Letter to Preferred Stockholders, dated July 15, 2013*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Press Release, dated July 15, 2013*

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously Filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRE SELECT HOTELS HOLDINGS LP

By:	Blackstone Real Estate Associates VII L.P.,
its general partner

By:	BREA VII L.L.C.,
its general partner

By:	/s/ A.J. Agarwal
	Name:	A.J. Agarwal
	Title:	Senior Managing Director

BRE SELECT HOTELS CORP

By:	/s/ A.J. Agarwal
	Name:	A.J. Agarwal
	Title:	President and Senior Managing Director

Date: July 26, 2013

EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated July 15, 2013*

(a)(1)(B)	Form of Letter of Transmittal for Registered Holders*

(a)(1)(C)	Form of Letter of Transmittal for Beneficial Holders*

(a)(1)(D)	Letter to Preferred Stockholders, dated July 15, 2013*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Press release, dated July 15, 2013*

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously Filed

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